EXHIBIT(a)(5)(c)

                                  [LETTERHEAD]

Announcement
For Immediate Release


           SBI and Company Commences Tender Offer for All Outstanding Shares of Razorfish, Inc. Common Stock at $1.70 Per Share

                                      sbi.
                                  and Company

SALT LAKE CITY, Dec. 6, 2002 - SBI and Company (SBI) announced today that the previously announced cash tender offer by SBI Purchase Corp., a wholly-owned subsidiary of SBI, for all of the outstanding shares of common stock of Razorfish, Inc., (NASDAQ: RAZF), at a price of $1.70 per share, will commence today. The offer is being made pursuant to the agreement relating to SBI's acquisition of Razorfish that was announced on November 22, 2002. The tender offer is scheduled to expire at 12:00 Midnight, Eastern Time, on Monday, January 6, 2003, subject to extension of the expiration date.

The Board of Directors of Razorfish has: 1) determined that the terms of SBI's tender offer and the related merger are fair to, advisable to, and in the best interests of Razorfish and its stockholders; 2) approved the acquisition agreement and the transactions provided for therein; and 3) recommended that Razorfish stockholders tender their shares in the offer.

The acquisition agreement provides that following the completion of the tender offer, SBI will consummate a second-step merger in which all of the remaining stockholders of Razorfish will receive the same price paid in the tender offer.

The tender offer is subject to customary conditions including the tender of at least a majority of the outstanding shares of common stock of Razorfish, calculated on a fully diluted basis.

The Depositary for the tender offer is Alpine Fiduciary Services, Inc., 17 State Street - 28th Floor, New York, NY 10004.

Georgeson Shareholder Securities Corporation is acting as Dealer Manager for the tender offer. The Information Agent for the tender offer is Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004. Razorfish shareholders with questions about the tender offer should call the toll-free number (866) 295-4326. Gerard Klauer Mattison acted as financial advisor to Razorfish in connection with the acquisition.

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   SBI Commences Tender Offer for All Outstanding Shares of Razorfish Page 2

About SBI and Company

SBI and Company is an industry-focused, business-driven professional services firm. The company serves clients across their entire value chain to deliver measurable business value by leveraging technology and user-centric design. SBI's customer-, employee-, supplier-, and enterprise-facing solutions enable clients to acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance operational productivity and efficiency, and gain more value from their enterprise systems. SBI and Company has offices in major cities across the U.S. and a European base of operations in London. For more information, visit www.sbiandcompany.com.

About Razorfish

Razorfish is an IT consulting firm that designs and builds Web applications for e-commerce, customer and partner relationship management, employee self-service, and enterprise measurement. Following a user-centered design approach, our applications are designed to help increase customer adoption and productivity with the goal of maximizing business results and returns on IT investments. Our multi-disciplinary teams combine business strategists, information architects and designers, as well as technology architects and software engineers. Razorfish is headquartered in New York and has offices in Boston, Los Angeles, San Francisco, and Silicon Valley. Recent Razorfish clients include Cisco Systems, Western Union, VeriSign, Microsoft, Avaya, and GlaxoSmithKline. For more information visit: www.razorfish.com.

For more information, please contact:
Michael Adams
SBI and Company
(801) 492-1479
madams@sbiandcompany.com

*****

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Razorfish, Inc. The Tender Offer Statement (including the offer to purchase, a related letter of transmittal, and other offer documents) to be filed today by SBI with the SEC and the Solicitation/Recommendation Statement to be filed today by Razorfish contain important information that should be read carefully before any decision is made with respect to the tender offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, are being made available to all stockholders of Razorfish Corporation, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.